Exhibit 99.2

Deloitte LLP 2800 - 1055 Dunsmuir Street 4 Bentall Centre P.O. Box 49279 Vancouver BC V7X 1P4 Canada Tel: 604-669-4466 Fax: 778-374-0496 www.deloitte.ca

June 17, 2016

To:	British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Ontario Securities Commission
Financial and Consumer Services Commission - New Brunswick
Nova Scotia Securities Commission
Office of the Superintendent of Securities - Prince Edward Island
Office of the Superintendent of Securities - Newfoundland and Labrador
Registrar of Securities, Northwest Territories

Dear Sirs/Mesdames:

As required by subparagraph (5)(a)(ii) of section 4.11 of National Instrument 51-102, we have reviewed the change of auditor notice of Sandstorm Gold Ltd. dated  June 17, 2016 (the “Notice”) and, based on our knowledge of such information at this time, we confirm that we agree with the statements contained in the Notice in as far as they relate to us. We have no basis to agree or disagree with the statements made in paragraph 5 of the Notice.

Yours very truly,

/s/ Deloitte LLP

Chartered Professional Accountants

Member of Deloitte Touche Tohmatsu Limited